

VIA FACSIMILE AND U.S. MAIL

October 1, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> **RE: China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
> **Form 8-K/A filed August 21, 2008**
> **File No. 0-51724**

Dear Mr. Zhao:

We have reviewed your letter filed on September 25, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 8-K/A Draft

General Description of Business

1. We have read your response to comment one from our letter dated September 16, 2008. As previously requested, please revise your disclosures to clarify who "we" represents. This can be most easily addressed by labeling the General Description of Business and the Results of Operations as those of CVDL with further clarification that CVDL, as a result of its acquisition of Guozhu, reflects the operations of the Guozhu Operating Companies.

Liquidity and Capital Resources, page 10

2. We have read your response to comment two from our letter dated September 16, 2008. Your statement that "the decrease in cash inflow was due primarily to increase in our receivable," provides no meaningful information for readers. Please expand your discussion to clarify why your receivable balance increased significantly during the six months ended June 30, 2007. Please also discuss any other factors that contributed to the significant decrease in net cash provided by operating activities. Please also revise the table which presents your net cash provided by operating activities and net cash used in investing activities for the six months ended June 30, 2007 and 2006 to agree with the statement of cash flows on page F-16.

Statement of Cash Flows, page F-6

3. It appears that changes in "amount due to" a director should be recorded as a financing cash flow as required by paragraph 18 of SFAS 95. It also appears that "amount due to" a director as reflected on page F-16 should be shown as a financing cash flow. The "amount due from" a director should remain an investing cash flow as currently reported. Please advise.

Unaudited Pro-Forma Combined Statement of Operations for the Year Ended December 31, 2006, page F-24

4. Please revise your statement of operations to include historical basic and diluted per share information and pro forma basic and diluted per share data on the face of the pro forma statement of operations for all periods presented. Please also present the number of shares used to compute per share data. In this regard, please note our comment below regarding your earnings per share computations. See Rule 11.02(b)(7) of Regulation S-X.

Form 10-KSB/A for the Year Ended December 31, 2007

Management's Discussion and Analysis, page 9

Results of Operations, page 11
Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006, page 11

5. Please expand/revise your discussion under results of operations for all periods to:

- Discuss the extent to which material increases in sales revenue are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, you explain the increase in revenue was mainly due to the increase in sale of automatic blowing machines and the advanced 32-cavity and 48-cavity preform injection molds in both the China market and overseas market. Please expand your explanation of this increase to address whether this was a one-time event or may continue in the future, the impact on future sales and the reason why sales increased for both blowing machines and preform injection molds; and

- Expand your discussion of revenues to address changes in sales underlying your three principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of goods sold adequately addresses this fact.

Liquidity and Capital Resources, page 12

6. You indicate that the decrease in cash flow was due primarily to decreases in accrued expenses and other payables and decreases in customer deposits. You merely list the changes in line items without providing any insight into the reasons for the changes in these line items. Please revise your discussion to provide a more robust discussion of the reasons for your significant decrease in net cash from operating activities. Please disclose why there was a significant decrease in accrued expenses, other payables and customer deposits for the periods presented. Please address any other factors that may have contributed to the change in operating cash flows.

Controls and Procedures, page 14

7. We have read your response to comment nine from our letter dated September 16, 2008. Please revise your disclosures to expand your evaluation of disclosure controls and procedures to address how your failure to perform an assessment of internal controls over financial reporting impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures. Refer to Item 307 of Regulation S-B.

8. With regard to the material weaknesses identified for your internal control over financial reporting, please provide a more detailed discussion of your restatements and the facts and circumstances surrounding them. Item 308T(a)(3) of Regulation S-B.

Financial Statements

Statements of Comprehensive Income, page F-4

9. We have read your response to comment 12 from our letter dated September 16, 2008. It is unclear why the equity of China Bottles, Inc prior to the merger date has not been retroactively revised such that the number of shares outstanding immediately prior to the merger equals the 29,750,000 common shares and 5,000,000 preferred shares received by CVDL in the merger. Further, it is unclear why the 25,521,000 shares outstanding as of the date of the merger less the

5,271,000 that were cancelled in connection with the merger have not been reflected as if they were issued on August 26, 2007 and weighted from the date of acquisition in your calculation of the weighted average shares outstanding for basic and diluted earnings per share. Please advise.

10. It appears that the statement of comprehensive income for the year ended December 31, 2006 represents your pro forma financial information as of December 31, 2006 as shown on page F-24 of your draft Form 8-K/A. It is unclear why your historical statement of comprehensive income for the year ended December 31, 2006 is not that of CVDL (Guozhu and its predecessors) only.   As we have previously noted, as a result of reverse acquisition accounting the historical financial statements of the accounting acquirer become the historical financial statements of the registrant. In addition, it appears that the results of operations of the accounting acquiree (Hutton Holdings) should only be included in the 2007 historical financial information after the August 26, 2007 merger date. Please advise.

Note 11 – Income Taxes, page F-14

11. Please expand your disclosures to clarify why you have not recognized any deferred tax assets or liabilities. Please clarify whether or not there are any differences between the amount of your taxable income and pretax financial income for the periods presented or your tax bases of assets and liabilities and their reported amounts in the financials statements. In this regard, we note your statement on page F-9 that "At times generally accepted accounting principles requires the Group to recognize certain income and expenses that do not conform to the timing and conditions allowed by the PRC." Refer to SFAS 109 and revise your disclosures accordingly.

Note 17 – Restatement of Financial Statements, page F-15

12. We have read your response to comment 19 from our letter dated September 16, 2008. Please expand this note to provide comprehensively detailed information, including tabular presentations, which fully discuss all of your restatements. Your disclosure should include the amounts as reported and as restated with the adjustments shown as reconciling items for all line items. Your disclosure should also include the impact on all financial statements including the balance sheet, statement of changes in stockholders' equity and statement of cash flows for all periods affected. Refer to paragraphs 25 and 26 of SFAS 154.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2007

General

13. Please address the comments above related to your Form 10-KSB/A in your Form 10-QSB/A for the quarterly period ended September 30, 2007, as applicable.

Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

General

14. Please address the comments above related to your Form 10-KSB/A in your Forms 10-Q/A for March 31, 2008 and June 30, 2008, as applicable.

Consolidated Statements of Income and Comprehensive Income, page 4

15. We have read your response to comment 22 from our letter dated September 16, 2008. Please see comment 3 above regarding your weighted average shares outstanding and advise accordingly.

Control and Procedures, page 16

16. Please revise your disclosure to state your conclusion about the effectiveness of disclosure controls and procedures at the reasonable assurance level while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, at the reasonable assurance level without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also address the above related comments included under Form 10-KSB/A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief